As filed with the Securities and Exchange Commission on August 27, 2003.

                                                            File No. 70-9803

                       SECURITIES AND EXCHANGE COMMISSION
                                450 FIFTH STREET
                             WASHINGTON, D.C. 20549

                   ------------------------------------------

                AMENDMENT NO. 7 (POST-EFFECTIVE AMENDMENT NO. 3)
                                       TO
                        FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                                  Cinergy Corp.
                            Cinergy Investments, Inc.
                         Cinergy Capital & Trading, Inc.
                         Cinergy Marketing & Trading, LP
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                    (Names of companies filing this statement
                  and addresses of principal executive offices)

                                  Cinergy Corp.

                    (Name of top registered holding company)

                                Wendy L. Aumiller
                                    Treasurer
                                  Cinergy Corp.
                                 139 E. 4th St.
                             Cincinnati, Ohio 45202

                     (Name and address of agent for service)




                           Please direct communications to:

George Dwight II                               Steven Y. Duncan
Associate General Counsel                      Director, Corporate Development
Cinergy Corp.                                  Cinergy Corp.
139 E. 4th Str., 25AT2                         1000 East Main Street
Cincinnati, Ohio 45202                         Plainfield, Indiana 46168
513-287-2643 (ph)                              317-838-2086 (ph)
513-287-3810 (f)                               317-838-2086 (f)
gdwight@cinergy.com                            sduncan@cinergy.com
-------------------

William C. Weeden                              William T. Baker, Jr.
Skadden Arps Slate Meagher & Flom              Thelen Reid & Priest LLP
1400 New York Avenue, N.W.                     875 Third Avenue
Washington, D.C.  20005                        New York, New York  10019
202-371-7877 (ph)                              212-603-2106 (ph)
202-371-7012 (f)                               212-603-2001 (f)
wweeden@skadden.com                            wbaker@thelenreid.com
-------------------                            ---------------------


The instant filing restates and supersedes in its entirety Amendment No. 6 in this proceeding, filed with the Commission on July 24, 2003.


Item 1.  Description of Proposed Transactions

         A.       Background

         By orders in this docket dated May 4, 2001, HCAR No. 27393, and March 21, 2002, HCAR No. 27506 (the "Prior Orders"), the Commission authorized Cinergy Corp., a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), acting through one or more existing or future nonutility subsidiaries (the "Nonutility Subsidiaries"), to engage, among other things,1 in the business of brokering and marketing electricity, natural gas and other energy commodities (the "Commodities Business") in the United States, Canada and Mexico (the "Approved Region"). The Commission reserved jurisdiction over Cinergy's proposal for the Nonutility Subsidiaries to engage in the Commodities Business outside the Approved Region, as well as Cinergy's request to invest up to $1 billion in ancillary nonutility energy-related assets.

         B.       Proposed Transactions

                  1.       Introduction

         Cinergy, together with its direct or indirect wholly-owned nonutility subsidiaries Cinergy Investments, Inc., a Delaware corporation, Cinergy Capital & Trading, Inc., an Indianan corporation, and Cinergy Marketing & Trading, LP, a Delaware limited partnership (collectively, "Applicants"), now request a further supplemental order, releasing in part the jurisdiction reserved in the Prior Orders. In particular, as detailed below, Applicants request authority to invest up to $1 billion in certain nonutility energy-related assets located anywhere in the Approved Region, subject to the reservation of jurisdiction respecting the proposed transactions described at the end of Item 1. In addition, pending completion of the record, Applicants request that the Commission continue to reserve jurisdiction over the proposals (i) that the Nonutility Subsidiaries be permitted to conduct their Commodities Business outside the Approved Region,
(ii) that the investment authority apply with respect to acquisitions of nonutility energy-related assets located outside the Approved Region, and (iii) concerning potential alterations of the terms of outstanding equity securities in the case of less than 50%-owned subsidiaries.

                  2.       Strategic Priorities; Practical Constraints

         The present filing is driven by both strategic priorities and practical considerations relating to timing and market developments. With respect to practical considerations, in the current environment in the energy industry, many companies, including some that have stated their intention to exit entirely (or significantly reduce the scope of their involvement in) the Commodities Business, are putting assets up for sale, thereby presenting opportunities for companies such as Cinergy, that remain committed to the Commodities Business and are in sound financial condition. Frequently in these transactions time is of the essence. To bid successfully, the buyer often must be able to close quickly, since the seller's need for cash is often paramount. The proposed investment authority should enhance Cinergy's ability to compete for these acquisition opportunities and is similar to investment authority with respect to the same types of assets granted by Commission order to numerous other registered holding companies.2

         Regarding strategic priorities, investments in "Energy-Related Assets" are consistent with Cinergy's overall strategy of maintaining a balanced integrated portfolio to manage risk through all economic and commodity cycles. Among the Energy-Related Assets that Cinergy is actively considering at the present time are interstate gas pipelines and various midstream gas assets, including intrastate pipelines and storage facilities with ancillary gathering and processing systems.

         The investment in interstate gas pipelines would offer Cinergy stable, predictable cash flows and Federal Energy Regulatory Commission ("FERC") regulated returns. This would contribute to the diversification of Cinergy's portfolio of assets and earnings, lower overall risk to the shareholder, and improve the business risk profile for credit purposes.

         The acquisition of midstream assets is consistent with Cinergy's strategy of increasing its presence in mature wholesale gas markets. The investment in intrastate gas pipelines and storage facilities would allow Cinergy Marketing & Trading, LP, Cinergy's nonutility subsidiary devoted to natural gas origination and marketing ("CMT"), to leverage its operational strength of managing the flow of physical molecules from production to market. CMT currently moves approximately 4 billion cubic feet of natural gas per day, and the addition of midstream assets would provide a superior platform from which to serve increasing customer needs in the physical business. These assets will complement CMT's already extensive knowledge of gas customers, delivery systems and gas markets in general, and will provide a growth opportunity for Cinergy consistent with its core business.3

         3.       Terms and Conditions

         Specifically, Applicants request authority to invest up to $1,000,000,000 (the "Aggregate Investment"), over the period commencing with the date of the Commission's order herein through August 30, 2006 ("Authorization Period"), in developing, constructing, acquiring, owning and operating energy-related assets located in the Approved Region (or the equity securities of companies substantially all of whose physical assets comprise such assets) (collectively, "Energy-Related Assets"). For these purposes, "Aggregate Investment," means all amounts invested, or committed to be invested, in Energy-Related Assets for which there is recourse, directly or indirectly, to Cinergy. The request for authority herein is in addition to any amounts that could be invested by Applicants in Energy-Related Assets pursuant to Rule 58 under the Act.

         Energy-Related Assets would include, without limitation, natural gas exploration, development, production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated assets, facilities and equipment, but would expressly exclude (i) any assets, facilities or equipment that would cause the owner or operator thereof to be deemed a "public utility company" (as defined in the Act), and (ii) investments in or the assets held by "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs") (each as defined in the Act).

         Where an Applicant acquires Energy-Related Assets from third parties, the consideration would consist of cash or common stock of Cinergy or other forms of consideration mutually acceptable to the parties (such as nonutility assets). If the consideration consists in whole or in part of Cinergy common stock, the market value thereof as determined by reference to the applicable provisions in the transaction agreements will be counted against the Aggregate Investment. The principal or stated amount of any other securities used as consideration will also be counted toward the Aggregate Investment.

         To the extent Cinergy finances acquisitions of Energy-Related Assets with cash raised through the issuance and sale of securities (or through issuing any such securities directly to the seller of Energy-Related Assets in full or partial consideration of the purchase price), any such securities issuances would be subject to the Commission's order dated June 23, 2000 (HCAR No. 27190) (as the same may be supplemented or superseded, the "Financing Order"). Under the Financing Order, the Commission authorized Cinergy to increase its capitalization at December 31, 1999 by $5 billion, by the issuance of debt and equity securities from time to time through June 23, 2005, subject to various terms and conditions. The Financing Order generally prohibits Cinergy from issuing additional securities at any time common equity is (or as a result of the securities issuance would be) less than 30% of Cinergy's consolidated capitalization.

         Cinergy and the other Applicants further undertake that they will not acquire any Energy-Related Asset without a reasonable expectation, at the time thereof, that such investment would be accretive to Cinergy's earnings over a reasonable period of time. But in any event, Applicants would not seek recovery through higher rates to the customers of its Operating Companies (as defined below) for any losses Cinergy or any other Applicant might sustain, or inadequate returns they might realize, on investments in Energy-Related Assets.

         In addition, with respect to Cinergy's utility subsidiaries (PSI Energy, Inc., an Indiana corporation ("PSI"), and The Cincinnati Gas & Electric Company, an Ohio corporation (including its respective utility subsidiaries, "CG&E" and together with PSI, the "Operating Companies")), Cinergy and the other Applicants further commit that:

o no Operating Company will issue any security (including the assumption of any obligation or liability as guarantor, endorser, surety or otherwise), or pledge or otherwise encumber any part of its utility assets, for the purpose of financing, or otherwise in connection with, the acquisition, ownership or operation of any Energy-Related Asset; and

o the Operating Companies would be further insulated from any direct impact of the proposed transactions, since no Operating Company would acquire or hold a direct or indirect ownership (or other) interest in any Energy-Related Assets (or Nonutility Subsidiary), which rather in each case would be separated, structurally and legally, from the Operating Companies, held solely by one or more nonutility subsidiaries of Cinergy (or directly by Cinergy itself).

         As stated in Item 4 below with reference to Section 10(f) of the Act, while Applicants do not anticipate that any state commission has jurisdiction over the proposed transactions, Applicants cannot provide definitive assurance that no state commission would have jurisdiction over the proposed transactions. Accordingly, with a view to potential circumstances where a state commission may have jurisdiction over a proposed acquisition of Energy-Related Assets ("State-Jurisdictional Acquisitions"), Applicants request that the Commission reserve jurisdiction over the proposed transactions solely in respect of any such State-Jurisdictional Acquisition, pending in each such case: (x) receipt of the required state commission authorization and filing of a copy thereof as a supplement to the record in this proceeding, and (y) issuance of a supplemental order of the Commission authorizing such State-Jurisdictional Acquisition.

Item 2.  Fees, Commissions and Expenses

         Applicants estimate total fees and expenses of approximately $15,000, consisting chiefly of outside counsel fees and expenses, in connection with the preparation and filing of the instant application with respect to the proposed transactions.

Item 3.  Applicable Statutory Provisions

         Sections 9(a) and 10 of the Act and Rule 54 thereunder are or may be applicable to the proposed transactions.

         Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

         Cinergy currently does not meet the conditions of Rule 53(a). At June 30, 2003, Cinergy's "aggregate investment" (as defined in Rule 53(a)(1)) was approximately $919 million. At June 30, 2003, Cinergy's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) were approximately $1,444 million. Accordingly, at June 30, 2003, Cinergy's aggregate investment exceeded 50% of its consolidated earnings, the "safe harbor" limitation contained in Rule 53(a).

         However, by order dated May 18, 2001 in File No. 70-9577 (HCAR No. 27400) ("May 2001 Order"), the Commission authorized Cinergy to increase its aggregate investment to an amount equal to the sum of (1) 100% of consolidated retained earnings plus (2) $2,000,000,000 (excluding any investments subject to the Restructuring Limit, as defined therein). At June 30, 2003, based on this Commission order, Cinergy could have had an aggregate investment of $3,444 million. Therefore, although Cinergy's aggregate investment at such date exceeded the 50% "safe harbor" limitation of Rule 53, it is well within the higher investment level granted by order.

         With respect to capitalization, there has been no material adverse impact on Cinergy's consolidated capitalization resulting from Cinergy's investments in EWGs and FUCOs. At December 31, 2000, the most recent period for which financial statement information was evaluated in the May 2001 Order, Cinergy's consolidated capitalization consisted of 40.4% equity and 59.6% debt. At June 30, 2003, Cinergy's consolidated capitalization consisted of 45.5% equity and 54.5% debt. Further, at June 30, 2003, Cinergy's senior unsecured debt was rated "investment grade" by all the major rating agencies. As discussed above, pursuant to the Financing Order, Cinergy has committed to maintain a 30% consolidated common equity ratio (subject to certain qualifications), and the proposed transactions will have no adverse impact on Cinergy's ability to meet that commitment. At June 30, 2003, Cinergy's consolidated common equity ratio was 41.2%.

         Cinergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Cinergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Cinergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Cinergy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Cinergy will concurrently provide a copy of this application to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred.

Item 4.  Regulatory Approval

         With reference to Section 10(f) of the Act, while Applicants do not anticipate that any state commission has jurisdiction over the proposed transactions, Applicants cannot provide definitive assurance that no state commission would have jurisdiction over the proposed transactions. In the event that an acquisition of Energy-Related Assets would require authorization from the FERC under the Natural Gas Act (i.e., if structured as an asset purchase rather than a stock or equity purchase), Applicants would not proceed with any such acquisition in the absence of any such required authorization or without complying with the terms and conditions thereof.

Item 5.  Procedure

         Applicants request that the Commission issue an order as soon as practicable releasing (to the extent requested herein) the jurisdiction previously reserved in this file and granting and permitting this amended Application-Declaration to become effective. Applicants believe that no publication of a public notice is necessary in regard to the proposed transactions in that the proposed transactions are within the scope of the transactions originally proposed in this proceeding and included in the Commission's public notice issued in respect thereof.

         Applicants waive a recommended decision by a hearing officer or other responsible officer of the Commission; consent that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and request that there be no waiting period between the issuance of the Commission's order and its effectiveness.

         Applicants will submit the following information to the Commission pursuant to certificates filed pursuant to Rule 24 under the Act, on a semi-annual basis, for the six-month periods ended June 30 and December 31 of each year (such reports to be submitted within 60 days after the end of the preceding semi-annual period, commencing with the first full semi-annual period following the issuance of the Commission's order herein): (i) a brief narrative with respect to any transactions entered into or consummated during the preceding semi-annual period in which any Applicant acquired or agreed to acquire any Energy-Related Assets (including if such acquisition did not require state commission authorization, a statement confirming such fact) and (ii) the amount of the Aggregate Investment therein as of the end of such preceding semi-annual period.

Item 6.  Exhibits and Financial Statements

         (a)      Exhibits

                  F-2      Opinion of Counsel

                  I        Filed under a claim for confidential treatment
ursuant to Rule 104(b) under the Act (previously filed).

Item 7.  Information as to Environmental Effects

         (a) The Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE

         Pursuant to the requirements of the Act, the undersigned companies have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized.

         Dated:  August 27, 2003



                                                 CINERGY CORP.


                                            By: /s/Wendy L. Aumiller
                                                  Wendy L. Aumiller
                                                  Treasurer

                                                 CINERGY INVESTMENTS, INC.


                                            By: /s/Wendy L. Aumiller
                                                  Wendy L. Aumiller
                                                  Treasurer


                                                CINERGY CAPITAL & TRADING, INC.


                                            By: /s/Wendy L. Aumiller
                                                  Wendy L. Aumiller
                                                  Treasurer


                                                CINERGY MARKETING & TRADING, LP


                                            By: /s/Wendy L. Aumiller
                                                  Wendy L. Aumiller
                                                  Treasurer


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1 The Commission also authorized Cinergy, through one or more existing or future nonutility subsidiaries, to engage in the business of providing energy management services and utility-related consulting services (each as defined in the Prior Orders) anywhere in the world. Further, Cinergy was authorized to alter the terms of or otherwise adjust, from time to time in its discretion, outstanding equity securities issued by subsidiaries in which Cinergy holds at least 50% ownership, subject to certain conditions. The Commission reserved jurisdiction over Cinergy's proposal for corresponding authority in respect of less than 50%-owned subsidiaries.

2 See, e.g., American Electric Power Company, Inc., et al., HCAR No. 27313, Dec. 21, 2000 ($2 billion investment authority); Entergy Corp., HCAR No. 27334, Jan. 5, 2001 ($1.2 billion investment authority).

3 At the present time, Cinergy is not actively considering potential investment opportunities in natural gas exploration and production facilities, but rather is focusing its efforts on the types of Energy-Related Assets described in the text. In the future, Cinergy may determine to pursue opportunities in natural gas exploration and production -- for example, as a prudent way of physically hedging its gas procurement needs. Cinergy currently owns and operates approximately 2,900 MW of gas-fired electric generating facilities. In 2002, Cinergy required an average of approximately 154 million cubic feet per day to serve the demand of its nearly 450,000 retail gas customers. Investments in natural gas exploration and production assets could contribute to Cinergy's strategy of managing risk through a balanced integrated portfolio approach.